UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

On September 5, 2006, A.M. Castle & Co. (the “Company” or “Castle”) acquired all of the issued and outstanding capital stock of Transtar Intermediate Holdings #2, Inc. (“Transtar”) for $180 million in cash, subject to certain adjustments. As of April 23, 2007, the estimated purchase price, net of those adjustments and including $2.7 million of transaction related costs, is $178.3 million.

The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2006 and 2005 combine the historical consolidated statements of operations of the Company and Transtar as if the transaction had taken place on January 1 of those respective years. The historical consolidated financial information has been adjusted to give effect to pro forma events that are (i) directly attributable to the transaction, (ii) factually supportable and (iii) are expected to have a continuing impact on the combined results.

This information should be read in conjunction with (i) the accompanying notes to the unaudited pro forma condensed combined statements of operations, (ii) the Company’s separate historical audited financial statements as of and for the year ended December 31, 2006 and 2005 included in its Annual Report on Form 10-K and (iii) the financial statements of Transtar included in the Company’s Form 8-K/A dated November 7, 2006 previously filed with the U.S. Securities and Exchange Commission.

The pro forma statements of operations included herein contain a non-GAAP disclosure, EBITDA, which consists of income before provision for income taxes plus depreciation and amortization, debt extinguishment expense, and interest expense (including discount on accounts receivable sold), less interest income. EBITDA is presented as a supplemental disclosure because management believes this measure is widely used by the investment community for evaluation purposes and provides the reader with additional information in analyzing the Company’s operating results. Management uses EBITDA as part of its evaluation of the operating performance of its businesses. EBITDA should not be considered as an alternative to net income or any other item calculated in accordance with accounting principles generally accepted in the United States (“GAAP”), or as an indicator of operating performance. The definition of EBITDA used herein may differ from that used by other companies. A reconciliation of EBITDA to net income is provided in accordance with U.S. Securities and Exchange Commission requirements.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future operating results of the combined company after the acquisition.

The unaudited pro forma financial information was prepared using the purchase method of accounting. Accordingly, the Company’s cost to acquire Transtar has been allocated to the assets acquired and liabilities assumed based upon management’s estimate of their respective fair values as of the date of the completion of the acquisition. Any differences between the fair value of the consideration paid and the fair value of the assets and liabilities acquired has been recorded as goodwill.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006
(in thousands, except per share data)

	Castle	Transtar (for the period 1/1/06 to 9/4/06)	Pro Forma Adjustments	Pro Forma Combined
Net sales	$ 1,177,600	$ 168,703	$ -	$1,346,303
Costs and expenses:				
Cost of materials (exclusive of depreciation)	839,233	119,041	-	958,274
Warehouse processing and delivery expense	123,205	14,256	-	137,461
Sales, general and administrative expense	109,407	20,144	(15,596)c), d), e)	113,955
Depreciation and amortization expense	13,290	490	4,881 a), f)	18,661
Operating income	92,465	14,772	10,715	117,952
Interest expense, net	(8,302)	(2,620)	(5,980)b)	(16,902)
Discount on sale of accounts receivable and other	-	(9)		(9)
Income before income taxes and equity earnings of joint venture	84,163	12,143	4,735	101,041
Income taxes	(33,329)	(2,939)	(2,051)g)	(38,319)
Net income before equity in earnings of joint venture	50,834	9,204	2,684	62,722
Equity in earnings of joint venture	4,286	-	-	4,286
Net income	$ 55,120	$ 9,204	$ 2,684	$ 67,008
Shares:				
Basic	16,907			16,907
Diluted	19,061			19,061
Earnings per share:				
Basic	$2.95			$3.58
Diluted	$2.89			$3.52
EBITDA *	$ 110,041			$ 140,890
Reconciliation of net income to EBITDA:				
Net income	$ 55,120			$ 67,008
Depreciation and amortization expense	13,290			18,661
Interest expense, net	8,302			16,902
Income taxes	33,329			38,319
EBITDA	$ 110,041			$ 140,890

* Earnings before interest, income taxes and depreciation and amortization expense

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

1. Description of Transaction

On September 5, 2006, Castle acquired all of the issued and outstanding capital stock of Transtar for $180 million in cash. The purchase price will be adjusted by the amount that working capital falls outside of the minimum/maximum working capital range defined in the purchase agreement and by the outstanding net indebtedness of Transtar (except that Castle will assume any indebtedness of Transtar’s two foreign subsidiaries) and transaction expenses payable by Transtar at closing. As of April 23, 2007, the estimated purchase price net of those adjustments, and including $2.7 million of transaction related expenses, was $178.3 million. The acquisition was funded by approximately $117 million from an expanded revolving line of credit, $30 million from a new term loan and existing cash.

The Company will account for the merger as a purchase under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of Transtar have been recorded as of the acquisition date at their respective fair values and have been consolidated with those of Castle. The purchase price, as reflected in these condensed combined pro forma financial statements, has been allocated as follows (in millions):

Current assets	$99.7
PP&E, net	4.3
Intangible assets	68.3
Goodwill	69.6
Other long-term assets	0.3

Total assets	242.2

Current liabilities	34.5
Long-term liabilities	29.4

Total liabilities	63.9

Net assets	$178.3

 2. Pro Forma Adjustments

a)

To reflect $6.6 million incremental annual amortization ($4.4 million for the period in 2006 prior to the acquisition) to be incurred on the fair value of the acquired identifiable intangible assets. Such estimated identifiable intangible assets include approximately $66.8 million of customer relationships/contracts (11 year estimated useful life) and $1.5 million of non-compete agreements (3 year estimated useful life).

b)

To reflect $9.3 million incremental annual net interest expense ($6.0 million for the period in 2006 prior to the acquisition) arising from the assumed issuance of $147 million of debt to fund the transaction at an estimated interest rate of 7.5%, the reduction in interest income due to the assumed use of $26.8 million of the Company’s existing cash to fund the acquisition and the elimination of Transtar’s debt and interest, calculated as follows (in millions):

	Year ended	Period from January 1, 2006 to
	December 31, 2005	September 4, 2006
$147 million debt at 7.5%	$11.1	$7.4
$26.8 million cash at 5%	1.3	0.9
Amortization of debt issuance costs	0.5	0.4
Less: Transtar’s interest	(3.6)	(2.7)

Incremental interest	$9.3	$6.0

Interest on the debt will be charged at a variable rate based on LIBOR. A change of 1/8th of one percent would not have a material impact on the amount of interest expense incurred.

c)

To eliminate $1.0 million of management fees that were paid by Transtar to their previous owners for the year ended December 31, 2005 ($6.2 million for the period in 2006 prior to the acquisition), which will no longer continue.

d)	To eliminate $0.2 million ($10.4 million for the period in 2006 prior to the acquisition) of costs incurred by Transtar related to this transaction which will not continue.

e)

To reflect $1.0 million of incremental costs ($1.0 million for the period in 2006 prior to the acquisition) expected to be incurred due to Transtar becoming a subsidiary of a U.S. public company. The incremental costs relate to compliance with various provisions of the Sarbanes-Oxley Act of 2002, as well as incremental finance staff headcount and other administrative requirements directly associated with meeting public company filing requirements.

f)

To reflect incremental depreciation expense of $0.7 million ($0.5 million for the period in 2006 prior to the acquisition) for fixed assets expected to be written up to fair value in the purchase price allocation.

g)	To reflect taxes on the pro forma adjustments to income at Castle’s statutory rate of 37.7%.